UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NBO SYSTEMS, INC.

(Name of Issuer)

Series B Preferred Stock, $1.00 par value, and
Common Stock, $0.0005 par value

(Title of Class of Securities)

**None for Series B Preferred Stock
628742108 for Common Stock**

(CUSIP Number)

Christopher Foley, NBO Systems, Inc., 3676 W. California Ave., Bldg. D, Salt Lake City, UT 84104

(Name, Address and Telephone Number of Person Authorized to
Received Notices and Communications)

07/20/2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to the whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

| 1 | NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) |

MARIO MARINAI

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) [ ]
	(b) [ ]

| 3 | SEC USE ONLY |

| 4 | SOURCE OF FUNDS (See Instructions): |

(00) OTHER – Conversion of debt owed by NBO Systems, Inc. to Reporting Person.

| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ] |

| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION |

USA

NUMBER OF SHARES	(7)	SOLE VOTING POWER	**63,570 Series B Preferred Shares** **3,496,368 Common Shares**
BENEFICIALLY OWNED BY	(8)	SHARED VOTING POWER	**N/A**
EACH REPORTING PERSON WITH	(9)	SOLE DISPOSITIVE POWER	**63,570 Series B Preferred Shares** **3,496,368 Common Shares**
	(10)	SHARED DISPOSITIVE POWER	**N/A**

| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON |

63,570 shares Series B Preferred Stock
3,558,868 shares Common Stock

| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions [ ] |

| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) |

11.7 % Series B Preferred Stock
7.4% Common Stock

| 14 | TYPE OF REPORTING PERSON (See Instructions) |

(IN) INDIVIDUAL

EXPLANATORY STATEMENT

This filing (the "Filing") is pursuant to Rule 13d under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Statement on Schedule 13D filed by **Mario Marinai** ("**Mario Marinai**"), the "Reporting Person" with respect to the Series B Preferred stock, par value $1.00 per share (the "Series B Preferred Stock") and Common Stock, par value $0.0005 per share (the "Common Stock"), of NBO Systems, Inc., a Maryland corporation (the "Issuer") or ("NBO Systems, Inc."). Unless otherwise indicated, capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Schedule D.

ITEM 1.   SECURITY AND ISSUER

This statement relates to Series B Preferred Stock and Common Stock of the Issuer. The principal executive office of the Issuer is located at 3676 W. California Ave., Bldg D., Salt Lake City, UT 84104.

ITEM 2.   IDENTITY AND BACKGROUND

(a)   The Reporting Person is **Mario Marinai**.

(b)   3676 W. California Ave., Bldg. D., Salt Lake City, UT, 84104

(c)   Retired.

(d)   **Mario Marinai** has not been convicted in a criminal proceeding during the last five years.

(e)   **Mario Marinai**, during the last five years, was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

$1,271,407 in debt owed by the Issuer converted to Series B Preferred Stock at a rate of one (1) share of Series B Preferred Stock for each twenty ($20.00) dollars of indebtedness. No fractional shares issued. Concurrently, Common Stock issued for converted debt at a rate 2.75 Common Shares for each one ($1.00) dollar of indebtedness.

ITEM 4. PURPOSE OF TRANSACTION

Mario Marinai holds the Series B Preferred Stock and Common Stock as reported herein for the purpose of investment.

Except as set forth in this Item 4, **Mario Marinai** has no present plans or proposals to acquire additional securities of the Issuer. However, **Mario Marinai** reserves the right from time to time to acquire additional securities and/or to dispose of securities and to participate in future transactions with respect to the Issuer's Securities. Upon a material change in the beneficial ownership of **Mario Marinai**, **Mario Marinai** will amend this Schedule 13D.

Other than as described above, **Mario Marinai** has no present plans or proposals which relate to, or may result in, any of the matters listed in items 4(a)-(j) of Schedule 13D:

(a)   the acquisition by an unaffiliated person of securities of the Issuer, or the disposition of securities of the issuer;

(b)   an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(c)   a sale or transfer of a material amount of assets of the Issuer;

(d)   a change in the present board of directors of the Issuer as a result of a merger or acquisition transaction;

(e)   a material change in the present capitalization or dividend policy of the Issuer;

(f)   a material change in the Issuer's business or corporate structure based on the completion of a merger or acquisition;

(g)   changes in the Issuer's charter or bylaws as a result of a merger or acquisition, which may impede the acquisition of control of the Issuer by any person;

(h)   causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)   a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)   an action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a)   **Mario Marinai** beneficially owns 3,558,868 shares of the Issuer's common stock. The 3,558,868 shares of common stock represents 7.4% of the Issuer's common stock based on the outstanding shares on July 20, 2007. **Mario Marinai** beneficially owns 63,570 shares of the Issuer's Series B Preferred stock. The 63,570 shares of Series B Preferred stock represents 11.7% of the Issuer's Series B Preferred stock based on the outstanding shares on July 20, 2007.

(b)   (i)   Sole Power to Vote or Direct the Vote:
                  3,558,868 shares of Common Stock
                  63,570 shares of Series B Preferred Stock

        (ii)   Shared Power to Vote or Direct the Vote:
                  ____**NA**_____ **shares**

        (iii)   Sole Power to Dispose or Direct the Disposition:
                  3,558,868 shares of Common Stock
                  63,570 shares of Series B Preferred Stock

        (iv)   Shared Power to Dispose or Direct the Disposition:
                  ____**NA**_____ **shares**

(c)   On July 20, 2007, **Mario Marinai** entered into a Subscription Agreement with the Issuer, whereas **Mario Marinai** and the Issuer agreed to exchange $1,271,407 of debt owed by the Issuer payable to **Mario Marinai** for 63,570 shares of Series B Preferred Stock and for 3,496,368 shares of Common Stock of the Issuer.

(d)   **Mario Marinai** has the right to receive and the power to direct the receipt of dividends from the 63,570 shares Series B Preferred Stock and 3,558,868 shares of Common Stock, if any.

(e)   **Not Applicable**

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described above, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer between Mario Marinai and the Issuer.

ITEM 7.   EXHIBITS

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Mario Marinai_____

By: Mario Marinai_____

Dated: July 27, 2007